                 FIRST ALBANY COMPANIES INC

                      Stock Bonus Plan

                          Form 11K

           For Each of the Three Plan Years Ended

                      December 31, 2000



             Securities and Exchange Commission

                    Washington, DC  20549



                          FORM 11-K

     [X] Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

                             or

    [  ]   Transition Report Pursuant to Section 15(d) of
             the Securities Exchange Act of 1934

                Commission file number 014140




        First Albany Companies Inc. Stock Bonus Plan
                       (Title of Plan)


                 First Albany Companies Inc.
                   (Issuer of Securities)


                    30 South Pearl Street
                   Albany, New York  12201
                       (518) 447-8500
           (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804



                            ITEMS



Item 4. Financial Statements and Schedules
        ----------------------------------
     1.   Report of Independent Accountants

       A. Statements of net assets available for plan benefits as of December 31, 2000 and 1999
       B. Statements of changes in net assets available for plan benefits for the years ended December 31, 2000, 1999 and 1998
       C. Notes to financial statements
       D. Schedule of assets held for investment purposes as of December 31, 2000
       E. Schedule of reportable transactions for the year ended December 31,2000


   24. Consent of Independent Accountants







                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   First Albany Companies Inc.
                                   Stock Bonus Plan


DATE:                                              BY:  /s/
                                     Alan P. Goldberg
                                     Member of the
                                     Administrative Committee

               THE FIRST ALBANY COMPANIES INC.
                      STOCK BONUS PLAN







              REPORT OF INDEPENDENT ACCOUNTANTS












    For the Years Ended December 31, 2000, 1999, and 1998



                     TABLE OF CONTENTS




							Page
                                                        ----
REPORT OF INDEPENDENT ACCOUNTANTS			  1



FINANCIAL STATEMENTS

Statements of net assets available for plan benefits      2

Statements of changes in net assets available
for plan benefits                                         3

Notes to financial statements                           4-7


SUPPLEMENTAL SCHEDULES

Schedule of assets held for investment purposes as of
December 31, 2000 Schedule G *                            8

Schedule of reportable transactions for the year ended
December 31, 2000 Schedule G*                             9


* Refers to the schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 2000.


                    Report of Independent Accountants


To the Administrative Committee
of First Albany Companies Inc. Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of First Albany Companies Inc.
Stock Bonus Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principals generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers L.L.P.
Albany, New York


June 8, 2001


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
           ----------------------------------------------------
                     As of December 31, 2000 and 1999

=====================================================================
                                              2000       1999
---------------------------------------------------------------------
ASSETS


Investments, at fair value (Note 3)        $125,271    $28,507,522


 Cash and cash equivalents                    7,091        358,609
                                          ---------    ------------

Net assets available for plan benefits     $132,362    $ 28,866,131
                                          =========    ============


























                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
      ===============================================================
           For the years ended December 31, 2000, 1999, and 1998

======================================================================
For the years ended                              2000        1999      1998
----------------------------------------------------------------------------

Additions to net assets attributed to:
 Contributions from:
   Employees                                  $    -     $ 2,096,065  $ 1,807,578
   Employer                                        -         989,605      881,283
                                              ----------  -----------  -----------
                                                           3,085,670     2,688,861

 Net appreciation (depreciation)
  in the fair value of investments             10,163,611  9,674,719    (4,263,584)
  Dividend/interest income                        307,910    421,676       378,163
                                              -----------  ----------   -----------
Total additions                                10,471,521 13,182,065    (1,196,560)

Deductions from net assets attributed to:
 Benefits paid to:
  Terminated participants                       2,813,700   2,032,880    1,761,545
  Active participants                          36,391,590   3,671,986      170,960
                                              ------------ -----------  -----------
Total deductions                               39,205,290   5,704,866    1,932,505
                                              ------------ -----------  -----------

Net increase (decrease)                       (28,733,769)  7,477,199   (3,129,065)

Net assets available for plan benefits:

  Beginning of year                            28,866,131  21,388,932   24,517,997
                                              -----------  ----------   -----------
  End of year                               $     132,362  28,866,131 $ 21,388,932
                                            =============  ========== =============









                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.

                            STOCK BONUS PLAN

                       NOTES TO FINANCIAL STATEMENTS
                       =============================


1.   Description of the Plan
     -----------------------
    The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.  General
         -------
   The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as
   defined in the Plan.   The Plan is subject to the provisions of the
   Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

     b.  Contributions
         -------------
        Prior to the termination of the Plan (Note 7), participants elected to make after-tax contributions to the Plan up to 8% of their gross pay
   up to a maximum of $12,800 for 1999.     For 1999, and 1998, the
   Company's contribution percentage was 50%.   Annually, the Board of
   Directors of the Company may authorize an additional contribution to the Plan. Forfeitures were maintained within the Plan and were used to reduce the Company's matching contribution.

   c.  Participants Accounts
       ---------------------
   Prior to termination of the Plan (Note 7), each participant account was credited with the participant's and Company's contributions and allocations of Plan earnings. Allocations were based on participants account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

   d.  Vesting
       -------
   A participant is 100 percent vested in the employer's contribution and earnings thereon after seven years of credited service. Participants' contributions and earnings thereon are fully vested at all times.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued
                 ========================================


   e.  Payment of Benefits
       -------------------
        On termination of service, participants will receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan. Active employees who have reached age 59 1/2 may receive a distribution, in cash or shares, of their vested benefits, in a lump sum equal to the value of their accounts as of the valuation date, as defined in the plan.

2.   Significant Accounting Policies
     -------------------------------
   a.  Basis of Accounting
       -------------------
   The financial statements of the Plan are prepared under the accrual method of accounting.

   b.  Use of Estimates
       ----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c.  Investment Valuation and Income Recognition
       -------------------------------------------
   The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

   The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock.

   The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   d.  Payments of Benefits
       --------------------
   Benefits are recorded when paid.



                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued
                 =========================================
3.   Investments
     -----------
    The Plan's investment portfolio consists of the following as of December 31, 2000 and 1999:

                                             2000               1999
                                             ----               ----
                                              At Quoted                    At Quoted
                                   Cost       Fair Value     Cost         Fair Value
                                   ----       ----------     ----         ----------
    Common Stock:
        First Albany
         Companies Inc.          $   97,104    $  125,271   $ 13,204,288  $ 28,507,522


 The number of shares of First Albany Companies Inc. common stock as of December 31, 2000, and 1999 was 15,418 and 1,974,547, respectively. The realized net gain based on average costs was $25,438,678, $3,182,173, and $1,034,321, for the years ended December 31, 2000, 1999 and 1998, respectively. The unrealized net gain or (loss) based on average costs was $ (15,275,067), $6,492,546, and $(5,297,905) for the years ended December 31, 2000, 1999 and 1998, respectively.

 The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

4.   Forfeitures
     -----------
 For the years ended December 31, 1999 and 1998, forfeited non-vested accounts totaling $58,439 and $22,516, respectively, were used to reduce employer contributions. Due to the termination of the Plan there were no forfeited non-vested accounts at December 31, 2000 and 1999 available to reduce future employer contributions.

5.   Tax Status
     ----------
 The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Plan Termination
     ----------------
     The Company terminated the Stock Bonus Plan effective December 31, 1999. During 2000, the Company received a letter from the Internal Revenue Service determining that the


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued
                 ========================================

 termination of the Stock Bonus Plan does not adversely affect its qualification for federal tax purposes, and distributed substantially all of the assets of the Stock Bonus Plan.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR*
      ===============================================================
                          As of December 31, 2000



(a)         (b)                   (c)              (d)          (e)
                             Description of                    Current
       Identity of Issue       investment          Cost        Value
       -----------------       ----------          ----        -----
**     First Albany
       Companies Inc        Common stock
                           ($0.01 - par value)  $ 97,104      $125,271
                                                ========      ========







* The supplemental schedule refers to schedule G in Form 5500 (Annual Return/Report of Employee Benefit Plan).

** A party-in-interest as defined by ERISA.


                          FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN



             SCHEDULE OF REPORTABLE TRANSACTIONS*
             ===================================
            For the year ended December 31, 2000


     (a)         (b)       (c)       (d)        (g)            (h)          (i)
		      				            Current value
Identity                                                      of asset
 of            Description                                      on
party          of        Purchase  Selling    Cost of       transaction   Net gain
involved       asset     price     price      Asset            date       or (loss)
-----------------------------------------------------------------------------------
** First
   Albany     Common        $0   $38,546,227  $13,107,549  $40,286,366  $25,438,678
   Companies  Stock
   Inc        ($0.01 - par value)




    * The supplemental schedule refers to Schedule G in Form 5500 (Annual Return/Report of Employee Benefit Plan).

    **  A party-in-interest as defined by ERISA.



                                                            EXHIBIT 24


                    Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No. 014140) of First Albany Companies Inc. of our report dated June 8, 2001 relating to the financial statements of First Albany Companies Inc. Stock Bonus Plan which appears in this Form 11-K.


PricewaterhouseCoopers L.L.P.
Albany, New York

June 8, 2001
